

July 19, 2011

Via E-mail
Mr. Donald H. Nikolaus
President
Donegal Group Inc.
1195 River Road
Marietta, PA 17547

Re: Donegal Group Inc.
Form 10-K for the Year Ended December 31, 2010
Filed March 14, 2011
File No. 000-15341

Dear Mr. Nikolaus:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Exhibit 13 to Form 10-K for the Year Ended December 31, 2010

Notes to Consolidated Financial Statements

5 - Investments, page 30

1. Regarding your held to maturity and available for sale investments in obligations of states and political subdivisions, please provide us the fair value and amortized cost separated by general obligation and special revenue bonds at December 31, 2010. Within each of those categories, provide us a further break-down for each state, municipality and political subdivision for those that comprise more than 10% of the total category, showing the fair value and amortized cost and credit rating consistent with the ratings shown in the table on page 26 of your Form 10-K for the year ended December 31, 2010. For the special revenue bonds category, also provide us a break-down by nature of

activity supporting these securities for any activity comprising more than 10% of this category.

12- Income Taxes, page 34

2. In the reconciliation from the statutory income tax rate to the effective income tax rate, confirm that no items reported in "other" exceed 5% of the amount computed by multiplying pretax income by the statutory rate, or provide us proposed disclosure to be included in future filings. Refer to Rule 4-08(h) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant